SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON D.C. 20549

                           SCHEDULE 13D/A - 2


                Under the Securities Exchange Act of 1934

                           Rexnord Corporation
                            (Name of Issuer)

                     Common Stock, $0.01 par value
                     (Title of Class of Securities)

                                  76168R10
                             (CUSIP Number)

                        Stanley K. Williams, Esq.
                                 BTR plc
                      c/o BTR Dunlop Holdings, Inc.
                         1105 No. Market Street
                               Suite 1300
                        Wilmington, DE 19801-8985

                             with a copy to:
                          W. Leslie Duffy, Esq.
                         Cahill Gordon & Reindel
                             80 Pine Street
                        New York, New York  10005

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            January 31, 1994
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the fol-lowing box / /.

Check the following box if a fee is being paid with the statement / /.














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
                           SCHEDULE 13D/A - 2

CUSIP No.   76168R10


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BTR Dunlop Holdings, Inc.          58-1875205

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /

                    N/A                                        (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
                    N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

                7 SOLE VOTING POWER
 NUMBER OF             0
   SHARES
BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING      9 SOLE DISPOSITIVE POWER
  PERSON               0
   WITH
               10 SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0

14 TYPE OF REPORTING PERSON*
                        HC




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          Item 4.   Purpose of Transaction

          This statement relates to the purchase by BTR Dunlop of (a) 8,083,248 shares of the common stock, par value $.01 per share (the "Com-mon Stock") of Rexnord Corporation ("Rexnord") pursuant to a Purchase Agreement, dated as of December 2, 1993 (the "Fairchild Purchase Agree-ment"), among BTR Dunlop, the Fairchild Corporation ("Fairchild") and RHI Holdings, Inc. ("RHI"), (b) 1,039,500 shares of the Common Stock pursuant to a Purchase Agreement, dated as of December 2, 1993, between BTR Dunlop and Weiss Peck & Greer, L.P. (the "WPG Purchase Agreement" and together with the Fairchild Purchase Agreement, the "Purchase Agreements"), (c) 238,054 shares of the Common Stock pursuant to an agreement (the "Steiner Agreement") with Jeffrey Steiner ("Steiner"), the Vice Chairman of the Board of Directors and a director of Rexnord and (d) 221,250 additional shares of the Common Stock purchased from Steiner in connection with the consummation of the merger (the "Merger") of Rexnord Acquisition Company, Inc. ("RAC"), a wholly-owned subsidiary of BTR Dunlop Holdings, Inc. ("BTR Dunlop"), with and into Rexnord Corporation ("Rexnord") as contem-plated by the Agreement and Plan of Merger, dated as of December 1, 1993, between BTR Dunlop and Rexnord (the "Merger Agreement").

          BTR Dunlop entered into and purchased Shares under the Purchase Agreements and the Steiner Agreement as part of its plan to merge with the Company pursuant to the Merger Agreement. On January 31, 1994, at 9:00 a.m. (the "Effective Time"), Rexnord Acquisition Company, Inc. ("RAC"), a wholly-owned subsidiary of BTR Dunlop, mergered with and into Rexnord, with Rexnord surviving. See "The Merger."

Purchase Agreements

          Pursuant to the terms and conditions of the Purchase Agree-ments, BTR Dunlop purchased the Shares subject thereto for a price of $22.50 per share on December 23, 1993, the second day following the date on which all waiting periods described in clause (iii) below shall have expired or terminated (the "Closing Date"), subject to (i) customary con-ditions in respect of representations, warranties and covenants, (ii) there existing no order, injunction or decree of any court of competent jurisdiction or governmental entity which would preclude the purchase of the Shares, (iii) the expiration or termination of all applicable Hart-Scott waiting periods (such termination having occurred) and waiting periods with the German Federal Cartel Office (such termination having occurred), and (iv) in the case of the Fairchild Purchase Agreement, (a) approval by the Board of Directors of the Company of the Merger and the purchase of the Shares (which approval has been received), (b) the deposit by RHI into escrow of shares of common stock of a subsidiary of RHI (which deposit has been made), and (c) BTR Dunlop shall have entered into agreements to purchase additional shares of the Common Stock which, together with the Shares, would constitute a majority of the outstanding shares of the Common Stock (which condition has been satisfied).

          The Purchase Agreements provide that, following the sale of the Shares to BTR Dunlop pursuant thereto, BTR Dunlop will have an irrevo-cable proxy (the "Proxy") with full power and authority to vote the



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Shares and to consent or withhold consent with respect to such Shares on any and all matters presented to stockholders thereafter.

          The Fairchild Purchase Agreement provides that Fairchild and its subsidiaries would not, among other things, during the term of such Agreement (i) sell or otherwise dispose of, or enter into any agreement with respect to the disposition of, the Shares thereunder, other than with RHI or BTR Dunlop, or, at BTR Dunlop's election, Merger-Sub, (ii) without the Company's consent acquire, directly or indirectly, additional shares of the Common Stock, (iii) deposit any shares of the Common Stock into a voting trust, or enter into any voting agreement, or grant a proxy in respect of any shares of Common Stock, (iv) take any action that would facilitate inquiries or the making of any proposal which could lead to a transaction to acquire the Company, or agree to or endorse any takeover proposal in respect of the Company, or (v) engage in any extraordinary transaction, other than the transactions contemplated by the Purchase Agreements and the Merger Agreement.

The Steiner Agreement

          Pursuant to the terms and conditions of the Steiner Agreement, Steiner exercised his options to purchase 238,054 shares of the Common Stock (the "Option Shares") for a price of $22.50 per share. The Steiner Agreement provides that (a) Steiner would not sell or otherwise dispose of, or enter into any agreement with respect to the disposition of, his options or the Option Shares or grant any proxies with respect thereto, and (b) upon the sale of the Option Shares to BTR Dunlop, BTR Dunlop would be granted an irrevocable proxy to vote the Option Shares, subject to the terms of such agreement.

          In addition to purchasing shares of Common Stock pursuant to the Purchase Agreements and the Steiner Agreement, BTR Dunlop purchased an additional 221,250 shares of Common Stock from Jeffrey Steiner on December 24, 1993 and purchased 400,000 shares of Common Stock on the open market on various dates.

          On December 3, 1993, BTR filed a Notification and Report Form under Hart-Scott. On December 21, 1993 BTR received notification of early termination of the waiting period under Hart-Scott.

          Except as described or referred to in this response to Item 4, as of the date hereof, neither BTR Dunlop nor BTR nor, to the best of their knowledge any persons named in Schedules A and B hereto, had, prior to the Effective Time, any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

          The descriptions herein of the Merger Agreement, the Purchase Agreements and the Steiner Agreement are qualified in their entirety by reference to such agreements attached hereto as exhibits, which are incorporated herein by reference.

The Merger





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          Pursuant and subject to the terms set forth in the Merger
Agreement and pursuant to the approval of the Merger Agreement by a majority of the Rexnord shareholders at a special meeting of shareholders held on January 27, 1993, and the expiration or termination of the appli-cable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("Hart-Scott") (such termination having occurred), at the Effective Time, RAC, BTR Dunlop's wholly-owned subsid-iary, merged with and into Rexnord, with each share of the Common Stock (other than shares as to which appraisal rights have been validly exer-cised and shares owned by BTR Dunlop, the Company or any of their respec-tive affiliates) being converted into the right to receive, in cash, $22.50 (the "Merger Consideration"). Shareholders validly exercising their appraisal rights will receive payment of the appraised value of such shares in accordance with the provisions of Section 262 of the Dela-ware General Corporate Law. All shares of the Common Stock held by BTR Dunlop, the Company or any of their respective affiliates were cancelled at the Effective Time. At the Effective Time, the directors of RAC became the directors of the surviving corporation. After the Effective Time, the Common Stock ceased to be subject to the reporting requirements of the Exchange Act and trading of the Common Stock on the New York Stock Exchange was suspended.

          In anticipation of the Merger, BTR Dunlop transferred to RAC record ownership of the 9,982,052 shares of Rexnord Common Stock it bene-
ficially owned.   Pursuant to { 2.01 of the Merger Agreement, as of the
Effective Time, all shares of Rexnord Common Stock were cancelled, including the 9,982,052 shares of Common Stock beneficially owned by BTR Dunlop through RAC. As of the Effective Time, the surviving corporation of the Merger became a wholly-owned subsidiary of BTR Dunlop with all of its issued and outstanding shares owned by BTR Dunlop.

          Item 5.  Interest in the Securities of the Issuer

          As of 9:00 a.m. on January 31, 1994, all of the 9,982,052 shares beneficially owned by BTR Dunlop prior thereto were cancelled as described in Item 4.





















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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, com-plete and correct.


Dated this 7th day of February, 1994


                                   BTR DUNLOP HOLDINGS, INC.



                                   By:       _____     / S /
                                       Name:      Stanley K. Williams
                                       Title:     Attorney-in-fact








































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